FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information co0ntained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt AG, an 80.4% indirectly owned subsidiary of HSBC Holdings plc.

HSBC TRINKAUS & BURKHARDT AG
FIRST QUARTER 2012 RESULTS

. Net profit of €41.3m for the first quarter of 2012 (Q1 2011: €42.1m).
. Operating profit of €58.0m (Q1 2011: €60.0m)
. Net interest income of €43.6m (Q1 2011: €33.3m)
. Net fee income in line with prior-year levels at €94.8m (Q1 2011: €95.5m)
. Core tier 1 ratio unchanged from the end of 2011 at 11.5%

Against the backdrop of the ongoing turmoil of the European sovereign debt crisis, HSBC Trinkaus & Burkhardt AG ('HSBC Trinkaus') produced a strong performance in the first quarter of 2012. At €41.3m, net profit was only 1.9% lower than the high level achieved in the first quarter of 2011 (€42.1m). Thanks to a significant increase in operating revenues, operating profit of €58.0m was only 3.3% lower than the €60.0m earned in the comparable quarter of 2011 which included a net release of loan impairment and other credit risk provisions of €5.5m.

The core tier 1 capital ratio was unchanged from the end of 2011 at 11.5%. The bank already meets its higher capital requirements under Basel III. The bank's long-term 'AA' issuer rating was reaffirmed by Fitch in April 2012. HSBC Trinkaus therefore retains the highest Fitch rating of any of the German private commercial banks.

Financial commentary
Net interest income improved significantly by 30.9% to €43.6m (Q1 2011: €33.3m). This was the result of increased lending volumes and higher interest income from financial assets as the bank steadily invested surplus liquidity in holdings of high quality bonds.

A net charge of €0.9m (Q1 2011: net release of €5.5m) was made to loan impairment and other credit risk provisions. The net charge related to adjustments to portfolio provisions. HSBC Trinkaus continues to manage its credit portfolio in a conservative manner.

At €94.8m, net fee income was only 0.7% lower than the €95.5m in Q1 2011. A good performance in the foreign exchange and derivatives business was a key factor in this performance. The bank continues to benefit from the close cooperation within the HSBC Group. HSBC Trinkaus was able to grow its revenues significantly in the trade business and in the new issues and structuring business whereas fee income from securities transactions fell as a result of lower volumes, in line with lower market turnover.

Net trading income grew by 1.4% to €44.5m (Q1 2011: €43.9m) mainly due to the improved performance of the fixed income and interest rate derivatives business.

Administrative expenses increased by 4.0% to €127.0m (Q1 2011: €122.1m) mainly due to higher headcount of 2,568 (Q1 2011: 2,504) as part of the continued investment in the bank's growth strategy. HSBC Trinkaus was able to improve its cost efficiency ratio to 67.2% (Q1 2011: 68.0%) as growth in revenues outstripped the higher costs of investment. The bank will continue to exercise strong cost discipline going forward.

Income from financial assets of €2.5m was down on the prior-year (Q1 2011: €3.4m).

Total assets rose by 7.6%, to €22.2bn compared with €20.6bn at 31 December 2011. Customer deposits, which represent over 50% of total assets, continue to be the bank's main source of financing. This underlines the confidence clients place in the bank's business model. The bank's financial position is still characterised by excellent liquidity. The total capital ratio remains high at 14.9% compared to 15.0% at the end of 2011.

Customer groups
The Institutional Clients, Corporate Banking and Global Markets segments improved their performance compared to the first quarter of 2011. The combination of restrained business demand from many clients and increased costs due to higher regulatory requirements meant the Private Banking segment was unable to repeat the good prior-year performance.

Outlook
HSBC Trinkaus is an integral part of the HSBC Group, one of the world's largest banking groups. The bank's particular strength lies in its detailed knowledge of the international markets, above all in emerging markets, as well as its global network. This positioning allows the bank to offer value added services to mid-size corporates, Global Banking clients as well as private banking customers. HSBC Trinkaus' clear client-orientated strategy means the client business focus is based on sustainable customer relationships and not short-term profit-making. Together with the bank's conservative risk management this has proven to be very successful in the current financial and economic crisis.

Thanks to its proven business model and strong capital base HSBC Trinkaus is in a good position and will continue to work towards achieving its target of gaining market share in all business segments during 2012. The bank continues to focus on expanding its business opportunities with those companies operating internationally. The bank continues to benefit across all lines of business from the increasing level of networking with the HSBC Group.

Media enquiries to Steffen Pörner on +49 211 910-1664 or at
steffen.poerner@hsbctrinkaus.de

Notes to editors:

1. HSBC Trinkaus & Burkhardt AG
HSBC Trinkaus is a commercial bank which draws on its more than 227-year-old tradition as a trusted advisor to its clients. It is one of Germany's leading banks and a member of the HSBC Group, one of the world's largest banking and financial services organisations. HSBC Trinkaus' particular strength lies in its detailed knowledge of the international markets, mainly the emerging markets, and in its global network which helps its clients grasp international opportunities. With more than 2,500 employees HSBC Trinkaus can be found in seven locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €22.2bn and €137.7bn in funds under management and administration and a long-term 'AA' issuer rating unchanged since December 2007, the bank has the highest Fitch rating of any of the German private commercial banks. The bank's central target groups are corporate clients, institutional clients and wealthy private clients. (Figures as at 31 March 2012).

HSBC Trinkaus' press releases can be found on the www.hsbctrinkaus.de homepage under 'Press'.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 15 May 2012